SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34984; File No. 813-00408

Apollo Global Management, Inc.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 6(b) and 6(e) of the Investment Company
Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except sections 9, 17,
30, and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations").
With respect to sections 17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of
the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited
exemption as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships, limited
liability companies, corporations, business or statutory trusts or other entities ("Partnership")
formed for the benefit of eligible employees of Apollo Global Management, Inc. and its affiliates
from certain provisions of the Act. Each Partnership, and each series thereof (to the extent such
series is an issuer for purposes of the Act), will be an "employees' securities company" within the
meaning of section 2(a)(13) of the Act.

Applicant: Apollo Global Management, Inc.

Filing Dates: The application was filed on May 16, 2022 and amended on November 2, 2022, April
13, 2023, July 19, 2023, and July 28, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the
Commission orders a hearing. Interested persons may request a hearing on any application by e-
mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of

the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on September 5, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicant: Dennis Pereira, dpereira@akingump.com.

FOR FURTHER INFORMATION CONTACT: Jessica D. Leonardo, Senior Counsel, or Marc Mehrespand, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fourth amended and restated application, dated July 28, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at,

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.